Paulson Capital Corp. 2003

P.E.
12-31-03

AR/S

MAY 3 2004



How did a small, **local** trading company grow to be the

Pacific Northwest's

largest independent brokerage firm with **31 offices** around the country and clients around the world?

How does a

highly successful company remain true

to it's original spirit

in an extremely

competitive business?

It’s simple.

At Paulson we measure our achievements
by the success and satisfaction
of our clients.



Vision

Paulson is a national leader in public offerings for small and emerging growth companies. Since 1978, we have been the lead underwriter of nearly 150 public offerings yielding over $980 million for client companies.

Our objective is not to compete with the large investment banking firms but to select the best opportunities in our niche, provide excellent service and generate capital returns for our investors.

Dedication

Many of the employees at Paulson have been with the Company for more than 20 years. Five out of the six original retail brokers employed in the early 1970s are still going strong. Our employees' extensive knowledge and experience are reflected in the outstanding service they provide.

Commitment

At Paulson, our business is to provide innovative investment opportunities and to help our investors fulfill their financial objectives. We are committed to this goal.

26th Annual Westergaard SmallCap Conference

November 11, 2003

New York's Waldorf-Astoria Hotel on Park Avenue was the setting for the 26th Annual Westergaard SmallCap Conference in November 2003. Founded in 1978 by John Westergaard, the unique forum allowed entrepreneurs in a variety of sectors including technology, biotechnology, security and media, to make presentations about their businesses to more than 600 attendees from the investment community.

Lawrence Kudlow, CNBC commentator and co-host of "Kudlow and Cramer," delivered the luncheon keynote address.

Attendees were optimistic about the outlook for small-cap markets in 2004, which came through in a poll conducted after the luncheon. Results of the poll were distributed to investment journalists nationwide, and featured in the Wall Street Journal on December 1.

Twenty emerging companies presented at this years event, including:

AdStar (Nasdaq: ADST)
AVI BioPharma (Nasdaq: AVII)
Charles & Colvard (Nasdaq: CTHR)
CytRx Corporation (Nasdaq: CYTR)
DayStar Technologies (Nasdaq: DSTI)
Digital Video Systems (Nasdaq: DVID)
Genio Group (OTC.BB: GNOI.OB)
Global Axcess Corporation (OTC.BB:GLXS.OB)
IMPCO Technologies (Nasdaq: IMCO)
I-Sector Corporation (ASE:ISR)
Microvision (Nasdaq: MVIS)
Milestone Scientific (Amex: MS)
Pacific CMA (OTC.BB: PCCM.OB)
Pacific Mercantile Bancorp (Nasdaq: PMBC)
Path 1 Network Technologies (Amex: PNO)
Q Comm International (Amex: QMM)
Quantum Technologies (Nasdaq: QTWW)
SuperGen (Nasdaq: SUPG)
Taser International (Nasdaq: TASR)

Led by Kellie Davis, Paulson Investment carried the torch for this important event at the request of Mr. John Westergaard, a personal friend and Director at Paulson, before he lost a battle with cancer in February 2003.

The 2003 Annual Report to Shareholders

Table of Contents

To Our Shareholders:

The year 2003 proved to be a pivotal and challenging one for your Company. Investor confidence started to return to the marketplace, despite the recession and corporate scandals of the past couple years. The second half saw a significantly improved market environment, allowing for the completion of several investment banking projects.

Our first deal since November 2001 was a $14 million secondary for Q Comm International which was done in late June. At the end of July, we completed a $13.5 million deal for Path 1 Network Technologies, and in early December, completed a secondary for Pacific Mercantile Bank, raising approximately $30 million for that company.

Another milestone for your Company occurred in December , when the Board declared a special dividend of $0.10. We were pleased that the more favorable economic climate allowed shareholders to participate in the success of your Company.

We are energized by the promise of a rebounding economy and excited by the projects on which we are currently working. We look forward to many great things in the coming year. As always, we appreciate your continued support.

Sincerely,

Chester L.F. Paulson
Chairman
April 16, 2004



The Company

Paulson Capital Corp. ("Paulson Capital" or the "Company"), established in 1970, is a holding company whose only operating subsidiary is Paulson Investment Company, Inc. ("PIC"), a full service brokerage firm engaged in the purchase and sale of securities from and to the public and for its own account and in investment banking activities. The Company operates in one industry segment, the financial services industry. At December 31, 2003, PIC employed 39 brokers and had independent contractor arrangements with 69 brokers registered with the National Association of Securities Dealers, Inc. ("NASD"). PIC also employed a support staff of 54 persons in its headquarters in Portland, Oregon and in certain of its branch offices. At December 31, 2003, PIC had 30 branch offices throughout the United States.

Paulson Capital is located at 811 S.W. Naito Parkway, Suite 200, Portland, Oregon 97204. Its telephone number is (503) 243-6000.

The Company has filed an Annual Report Form 10-KSB (including financial statements and supplementary schedules) with the Securities and Exchange Commission for the year ended December 31, 2003. A copy of that report is available to shareholders of the Company without charge by writing to Jacqueline M. Paulson, Secretary-Treasurer, 811 S.W. Naito Parkway, Portland, Oregon 97204, or can be accessed at www.sec.gov under EDGAR filings. Copies of exhibits to the Form 10-KSB will be provided for a reasonable charge.

There has been no Form 8-K filed within 24 months prior to the date of the most recent consolidated financial statements reporting a change of accountants and/or reporting disagreements on any matter of accounting principle or financial statement disclosure.

Forward-looking statements

This report, including, without limitation, "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains or incorporates both historical and "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipates", "believes", "expects", "intends", "future" and similar expressions identify forward-looking statements. Any such forward-looking statements in this report reflect our current views with respect to future events and financial performance and are subject to a variety of factors that could cause our actual results to differ materially from historical results or from anticipated results expressed or implied by such forward-looking statements. Because of such factors, we cannot assure you that the results anticipated in this report will be realized. As noted elsewhere in this report,various aspects of our business are subject to extreme volatility often as a result of factors beyond our ability to anticipate or control. In particular, factors, such as the condition of the securities markets, which are in turn based on popular perceptions of the health of the economy generally, can be expected to affect the volume of our business as well as the value of the securities maintained in our trading and investment accounts. Other factors that may affect our future financial condition or results of operations include the following:

- The performance of companies whose securities we have underwritten or otherwise sold to our customers may affect our reputation with other potential syndicate and selling group members and institutional and other retail accounts and may also affect the amount of money in our customers' portfolios available for the kinds of investments that we offer.

- The value of our investment portfolio, including the value of securities without a readily ascertainable market value,that we have estimated for the purpose of reporting on our financial condition and results of operations, may be significantly and adversely affected by changes in the value of the companies themselves or of comparable companies whose stock values we use in estimating the value of our portfolio securities.

- We are subject to a very high degree of regulation and are responsible for compliance with applicable regulations by all of our personnel. A significant regulatory infraction by us or any of our registered representatives could result in significant penalties, including the loss of our license to conduct securities business in one or more jurisdictions.

- Alternatives available to our customers to transact securities trades could affect our ability to continue to execute our brokerage customers' transactions.

- The loss of our Chairman, Chester Paulson, could have a material adverse impact on our business.

Principal Products, Services and Markets

Virtually all of Paulson Capital's business is carried on through PIC. PIC is involved in the purchase and sale of most investment securities but is not involved in commodities or futures. Four broad categories of securities activities contribute to revenues of PIC: retail brokerage, corporate finance/investment banking, trading and market making (or wholesale). PIC also receives revenues from gains and losses in investment accounts, from underwriter warrants received in connection with its corporate finance activities, and from other sources.

The following table shows the portion of our revenues that was attributable to each category for the last two fiscal years:

	2003	2002
Securities Brokerage	$ 16,597,119	$ 7,598,621
Corporate Finance	6,801,330	121,843
Investment Income	3,359,973	(6,559,267)
Trading Income	1,245,018	(203,835)
Other	55,719	64,023

The table listed above reflects revenue categories and does not take into account any associated expenses. Because trading and investment income are determined by changes in the market value of PIC's associated accounts, revenue in these categories can be either positive or negative.

Securities Brokerage

As a securities broker, PIC acts as agent for its customers in the purchase and sale of common and preferred stocks, options, warrants and debt securities traded on securities exchanges or in the over-the-counter ("OTC") market. A portion of its revenue is derived from commissions from customers on these transactions. In the OTC market, transactions with customers in securities not listed on an exchange may be effected as principal, rather than agent, primarily in securities for which PIC is a market maker. Customer transactions in securities are effected either on a cash or margin basis.

PIC also enters into dealer agreements with mutual fund management companies and publicly registered limited partnerships. Commissions on the sale of these securities are derived from the standard dealer discounts, which range from approximately 1 percent to 8.5 percent of the purchase price of the securities, depending on the terms of the dealer agreement and the amount of the purchase. PIC does not generally sell interests in limited partnerships that are not publicly registered.

In the case of corporate finance transactions, described below, a portion of the discount applicable to securities placed by PIC's retail brokerage group is credited to securities brokerage and the commission payable to the broker is recorded as securities brokerage expense.

Pursuant to an agreement between PIC and Correspondent Services Corporation ("CSC"), a subsidiary of National Financial Services, LLC, CSC carries all of PIC's customer securities accounts and performs the following services: (1) preparation and mailing of monthly statements to PIC customers; (2) settlement of contracts and transactions in securities between PIC and other brokerdealers and between PIC and its customers; (3) custody and safe-keeping of securities and cash, the handling of margin accounts,dividends, exchanges, rights offerings and tender offers; and (4) the execution of customer orders placed on an exchange. PIC determines the amount of commission to be charged to its customers on agency transactions and the price of securities purchased or sold in principal transactions. CSC receives compensation based on the size of the transaction, subject to certain minimum and maximum amounts. The agreement between PIC and CSC may be canceled by either party upon 60 days written notice, which period may be reduced in certain events. In the event of a liability arising from a bad debt from a customer, PIC is required to indemnify CSC against any loss. This potential liability is uninsured.

In addition to providing clearing services for PIC, CSC loans money to PIC in the ordinary course of PIC's business, pursuant to an arrangement under which CSC agrees to finance PIC's trading accounts. At December 31, 2003, no net loans were outstanding pursuant to this arrangement.

Corporate Finance

PIC raises capital for its corporate finance clients through public offerings and, to a lesser extent, private offerings, of securities of corporations that are engaged in a variety of businesses. PIC participates in underwritings of corporate securities as managing underwriter and as a syndicate member. Management of an underwriting generates more revenue than participation as a member of an underwriting syndicate. Revenues generated by syndicate participations have not been material.

PIC acts as the managing underwriter of public offerings of securities that typically range in size from $5 million to $30 million. PIC underwrites these offerings on a "firm commitment" basis, which means that it agrees to purchase a specific amount of securities from the issuer at a discount, after the registration statement for the offering is declared effective by the Securities and Exchange Commission (the "SEC"), and resells the securities to the public at a specified price. Managing these public offerings involves the risk of loss if PIC is unable to resell at a profit the securities it is committed to purchase. This risk is usually reduced by accepting other stock brokerage firms as a part of an underwriting syndicate in which each member commits to purchase a specified amount of the offering. PIC and the other underwriters may also sell a portion of their commitment through a "selling group" of other stock brokerage firms that participate in selling the offering but are not subject to an underwriter's commitment. As an underwriter, PIC is also subject to potential liability under federal and state securities laws if the registration statement or prospectus contains a material misstatement or omission. PIC has no insurance to cover its potential liabilities as an underwriter.

The commitment of capital by PIC between the time a firm commitment underwriting agreement becomes effective and the time PIC resells the securities constitutes a charge against its net capital. Accordingly, PIC's participation in or initiation of underwritings may be limited by the financial requirements of the SEC and NASD. See "Net Capital Requirements."

Between June 1, 1978 and December 31, 2003, PIC acted as the managing underwriter or co-managing underwriter for 146 securities offerings, raising approximately $986 million for corporate finance clients. Of these, 88 were initial public offerings. PIC typically receives 2 to

3 percent of the aggregate amount of money raised in an offering to cover nonaccountable expenses and between 7 and 9 percent as compensation to underwriters, selling group members and registered representatives, although these percentages may be lower for larger transactions. PIC also typically receives warrants to purchase securities, equal to 10 percent of the securities sold in the offering, exercisable for a period of five years from the effective date of the public offering at a price equal to 120 percent of the public offering price. A portion of these underwriter warrants is typically transferred as compensation to persons associated with PIC and, in certain cases, to other major underwriters in the public offering.

Investment Income

For a variety of reasons, PIC holds securities for investment. Securities held for investment are maintained in investment accounts that are segregated from the trading accounts. PIC's investment portfolio principally consists of securities purchased for investment and underwriter warrants.

From time to time, PIC makes investments as a principal in companies that are, or are expected to be, corporate finance clients. The investment may be as convertible debt in anticipation of a public offering, in which case, if the offering is successful, the principal and interest are either converted to equity or repayable from the offering proceeds. If the offering is not successful, the debt is typically converted to equity. PIC also makes investments in companies that are not anticipating an immediate public offering. In such cases, the investment is typically made in the form of the purchase of restricted equity securities. Typical investments described in this paragraph have ranged from $100,000 to $600,000.

Trading and Market Making

In addition to executing trades as an agent, PIC regularly acts as a principal in executing trades in equity securities, corporate debt securities and municipal bonds. At December 31, 2003, PIC made a market in 50 securities of 46 issuers. Of these, 23 were corporations for which PIC has acted as managing or co-managing underwriter of public financings. In addition, at December 31, 2003, PIC held securities of 18 companies in its investment account. In 2003, the value of securities held in the trading accounts and investment account ranged between $13,381,705 and $19,066,965. The level of positions carried in PIC's trading and investment accounts fluctuates significantly. The size of the securities positions at any date may not be representative of PIC's exposure on any other date, because the securities positions vary substantially depending upon economic and market conditions, the allocation of capital among types of inventories, underwriting commitments, customer demands and trading volume. The aggregate value of inventories that PIC may carry is limited by certain requirements under the SEC's net capital rules. See "Net Capital Requirements."

PIC's market making activities are conducted both with other dealers in the "wholesale market" and with PIC's customers. Transactions with customers are effected as principal at a net price equal to the current interdealer price plus or minus the approximate equivalent of a brokerage commission. In such transactions, the commission is recorded as securities brokerage revenue while any profit or loss attributable to a change in value of the security in PIC's trading account is recorded as trading profit or loss. PIC's transactions as principal expose PIC to risk because securities positions are subject to fluctuations in market value and liquidity. Profits or losses on trading and investment positions depend upon the skills of the employees in PIC's trading department and employees responsible for taking investment positions. The trading department is headquartered in PIC's Portland, Oregon office.

Branch Offices

PIC branch offices are generally run by independent contractors who assume liability for all the operating expenses of the branch. PIC typically receives between 10 and 20 percent of the gross commission earned by the branch, with the balance retained by the branch to pay its expenses and staff. Persons in these branches are registered with PIC, and PIC assumes the same compliance and regulatory obligations as would be the case if PIC were fully responsible for the branch's expenses. As of December 31, 2003, PIC had 30 branch offices in California, Connecticut, District of Columbia, Florida, Georgia, New Jersey, New York, Oregon, Utah, Vermont, and Washington. All of these branches, except our offices in Salem, Oregon and Manhattan, New York, operate as independent contractor offices. PIC continues to be responsible for all expenses of the Salem and Manhattan offices.

Regulation

PIC is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the NASD. It is also registered as a broker-dealer under the laws of all 50 states and Washington, D.C.

The securities business is subject to extensive regulation under federal and state laws. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets rather than protection of creditors and stockholders of broker-dealers. The SEC is the federal agency charged with administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, principally the NASD. These selfregulatory organizations adopt rules (subject to approval by the SEC) that govern the industry and conduct periodic examinations of member broker-dealers. Securities firms are also subject to regulation and examination by state securities commissions in the states in which they are registered.

The regulations to which broker-dealers are subject cover all aspects of the securities business, including sales methods, trading practices among broker-dealers, capital structure of securities firms, record keeping and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and by self-regulatory bodies or changes in the interpretation or enforcement of existing laws and rules often affect directly the method of operation and profitability of brokerdealers. The SEC, NASD and state regulatory authorities may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees.

Net Capital Requirements

PIC is required to maintain minimum "net capital" under the SEC's net capital rule of not less than 6.67 percent of its "aggregate indebtedness". In general, net capital consists of the broker-dealer's net worth, adjusted by numerous factors specified in the applicable regulations. In particular, the value of securities that can be included in net capital is subject to reduction in market value or principal amount. The amount of the required reduction or "haircut" depends on the nature of the security. As of December 31, 2003, PIC had net capital of $14,338,359, which exceeded its minimum requirement of $167,540 by $14,170,819. The ratio of aggregate indebtedness of $2,513,110 to net capital of $14,338,359 on December 31, 2003, was approximately 0.18 to 1. In a public offering in which PIC acts as an underwriter, PIC must have sufficient net capital to cover the amount of securities underwritten, applying applicable formula mandated by the SEC, during the period between effectiveness and the closing of the transaction, usually 3-4 business days. This results in a significant temporary increase in PIC's required net capital. In some cases, the amount of securities underwritten by PIC could be limited by its net capital. Any significant reduction in PIC's net capital, even if PIC were still in compliance with the SEC's net capital rule for its retail and trading activities, could have a material adverse impact on PIC's ability to continue its investment banking activities.

Competition

All aspects of PIC's business are highly competitive. In its general brokerage activities, PIC competes directly with numerous other broker-dealers, many of which are large well-known firms with substantially greater financial and personnel resources than PIC. Many of PIC's competitors employ extensive advertising and actively solicit potential clients in order to increase business. In addition, brokerage firms compete by furnishing investment research publications to existing clients, the quality and breadth of which are considered important in the development of new business and the retention of existing clients. PIC also competes with a number of smaller regional brokerage firms.

Some commercial banks and thrift institutions offer securities brokerage services. Many commercial banks offer a variety of investment banking services. Competition among financial services firms also exists for investment representatives and other personnel.

The securities industry has become considerably more concentrated and more competitive since the Company was founded, as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. This trend has been particularly pronounced among firms similar in size and business mix to PIC. In addition, companies not engaged primarily in the securities business, but with substantial financial resources, have acquired leading securities firms. These developments have increased competition from firms with greater capital resources than those of the Company. In particular, various recent legislative and regulatory developments have tended to increase competition within the industry or reduce profits for the industry. The securities industry has experienced substantial commission discounting by broker-dealers competing for brokerage business. In addition, an increasing number of specialized firms offer "discount" services to individual customers. These firms generally effect transactions for their customers on an "execution only" basis without offering other services such as portfolio valuation, investment recommendations and research. A growing number of discount brokerage firms offer their services over the Internet, further decreasing offered commission rates and increasing ease of use for customers. The continuation of such discounting and an increase in the number of new and existing firms offering discounts could adversely affect the Company. In addition, rapid growth in the mutual fund industry is presenting potential customers of PIC with an increasing number of alternatives to traditional stock brokerage accounts.

In its investment banking activities, PIC competes with other brokerage firms, venture capital firms, banks and all other sources of capital for small, growing companies. Since PIC generally manages offerings smaller than $30 million, it does not typically compete with the investment banking departments of large, well-known national brokerage firms. Nevertheless, PIC occasionally manages larger offerings. In addition, large national and regional investment banking firms occasionally manage offerings of a size that is competitive with PIC, typically for fees and compensation less than that charged by PIC. When the market for initial public offerings is active, many small regional firms that do not typically engage in investment banking activities also begin to compete with PIC.

Employees

At December 31, 2003, PIC had 93 employees (of which 90 are full-time), of whom 54 were executives and support staff and 39 were involved in brokerage activities and compensated primarily on a commission basis. PIC also had independent contractor arrangements with 69 independent contractors, all of whom are compensated solely on a commission basis. Paulson Capital had no employees separate from PIC.

Description of property

PIC leases approximately 17,100 square feet of space for its office in Portland, Oregon under a lease expiring May 31, 2009. The base monthly rental rate on this lease is currently $25,704. The rental rate increases every 2-3 years, from $25,704 beginning in June 2002 to $29,988 through the expiration of the lease in June 2009. PIC's Salem office leases space under a lease that expires on October 31, 2005 at a monthly rent of $3,001, with rent subject to increases based upon inflation. PIC's Manhattan office leases space on a month-to-month basis at $5,400 per month. The Company believes the existing leased space is suitable and adequate for its business for the foreseeable future. PIC's other branch offices lease space but, under the terms of the relationship between PIC and these offices, PIC is not responsible for these lease costs. The Company has no additional leases other than through PIC.

Selected Financial Data

Income Statement Information

	Years Ended December 31,	
	2003	2002
	(in thousands, except per share amounts)	
Revenues	$ 28,059	$ 1,021
Commissions and Salaries	16,959	8,196
Other Expenses	4,956	3,735
Total Expenses	21,915	11,931
Pretax Income (Loss)	6,144	(10,910)
Net Income (Loss)	4,040	(7,011)
Diluted Earnings (Loss) per share	$ 1.29	$ (2.23)
Average Number of Common Shares Outstanding (Diluted)	3,132	3,141

Balance Sheet Information

	December 31,	
	2003	2002
	(in thousands)	
Total Assets	$ 36,070	$ 29,112
Long-Term Debt	—	—
Shareholders' Equity	29,595	25,843

Quarterly Financial Data

(unaudited, in thousands except per share amounts)

	Total Revenues		Gross Profit		Net Income (Loss)		Net Income (Loss) Per Share	
	2003	2002	2003	2002	2003	2002	2003	2002
1st Quarter	$ (2,160)	$ 2,384	$ (4,610)	$ 315	$ (5,398)	$ (361)	$ (1.73)	$ (0.11)
2nd Quarter	$ 12,265	$ (7,795)	$ 7,482	$ (9,534)	$ 5,967	$ (6,249)	$ 1.91	$ (1.99)
3rd Quarter	$ 10,165	$ 1,147	$ 4,992	$ (724)	$ 2,189	$ (1,043)	$ .70	$ (0.33)
4th Quarter	$ 7,789	$ 5,274	$ 3,236	$ 2,687	$ 1,282	$ 642	$ .41	$ .20
Total	**$ 28,059**	**$ 1,010**	**$ 11,100**	**$ 7,256**	**$ 4,040**	**$ (7,011)**	**$ 1.29**	**$ (2.23)**

Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Paulson Capital Corp.

We have audited the accompanying consolidated balance sheet of Paulson Capital Corp. (an Oregon corporation) and Subsidiary as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paulson Capital Corp. and Subsidiary as of December 31, 2003, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying Supplementary Schedule of Warrants Owned as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

We have also audited Schedule II for each of the two years in the period ended December 31, 2003. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

Grant Thornton LLP

Portland, Oregon
February 27, 2004

Consolidated Balance Sheet

December 31, 2003

ASSETS

Cash and cash equivalents	$ 155,314
Receivable from clearing organization	7,162,477
Notes and other receivables	666,474
Income taxes receivable	1,084,900
Trading securities, at market value	1,474,649
Investment securities, at market value	17,588,454
Underwriter warrants, at estimated fair value	6,311,000
Prepaid and deferred expenses	1,418,537
Furniture and equipment, net	208,327
Total assets	**$ 36,070,132**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	$ 446,076
Dividends payble	312,481
Payable to clearing organization	496,181
Compensation, employee benefits and payroll taxes	2,075,735
Securities sold, not yet purchased, at market value	19,051
Deferred income taxes payable	3,125,700
Total liabilities	**6,475,224**
SHAREHOLDERS' EQUITY	
Preferred stock, no par value; authorized, 500,000 shares; issued and outstanding, no shares	—
Common stock, no par value; authorized, 10,000,000 shares; issued and outstanding, 3,124,811 shares	1,173,045
Retained earnings	28,421,863
Total shareholders' equity	**29,594,908**
Total liabilities and shareholders' equity	**$ 36,070,132**

The accompanying notes are an integral part of this statement.

Consolidated Statements of Operations

Years ended December 31,

	2003	2002
Revenues		
Commissions	$ 16,597,119	$ 7,598,621
Corporate finance	6,801,330	121,843
Investment income (loss)	3,359,973	(6,559,267)
Trading income (loss)	1,245,018	(203,835)
Interest and dividends	52,764	62,375
Other	2,955	1,648
	28,059,159	**1,021,385**
Expenses		
Commissions and salaries	16,959,056	8,195,581
Underwriting expenses	528,397	192,314
Rent, telephone and quotation services	1,156,402	960,310
Interest expense	16,813	7,910
Professional fees	650,831	624,098
Bad debt expense	367,796	95,369
Travel and entertainment	250,973	335,640
Depreciation and amortization	136,876	178,830
Other	1,848,002	1,341,684
	21,915,146	**11,931,736**
Earnings (loss) before income taxes	6,144,013	(10,910,351)
Income tax expense (benefit)	2,103,736	(3,899,197)
NET EARNINGS (LOSS)	**$ 4,040,277**	**$ (7,011,154)**
Basic earnings (loss) per share	**$ 1.30**	**$ (2.23)**
Diluted earnings (loss) per share	**$ 1.29**	**$ (2.23)**
Weighted average common shares outstanding:		
Basic	3,116,786	3,141,294
Diluted	3,131,605	3,141,294

The accompanying notes are an integral part of these statements.

Consolidated Statement of Shareholders' Equity

Years ended December 31,

	Common Stock		Retained
	Shares	Amount	Earnings
Balance at December 31, 2001	**3,163,062**	**$ 1,062,428**	**$ 32,068,531**
Stock options exercised	8,000	35,500	—
Redemption of common stock	(45,251)	(11,188)	(301,158)
Net earnings for the year	—	—	(7,011,154)
Balance at December 31, 2002	**3,125,811**	**1,086,740**	**24,756,219**
Stock options exercised and income tax benefit from stock option exercise	14,000	90,055	—
Redemption of common stock	(15,000)	(3,750)	(62,152)
Dividends to common shareholders	—	—	(312,481)
Net income for the year	—	—	**4,040,277**
Balance at December 31, 2003	**3,124,811**	**$ 1,173,045**	**$ 28,421,863**

The accompanying notes are an integral part of this statement.

Consolidated Statements of Cash Flow

Years ended December 31,

	2003	2002
Cash flows from operating activities		
Net earnings (loss)	$ 4,040,277	$ (7,011,154)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities		
Receipt of underwriter warrants	(4,249,407)	(68,000)
Unrealized (appreciation) depreciation/expiration of underwriter warrants	(628,435)	3,519,000
Noncash compensation associated with underwriter warrants	1,280,842	—
Loss on sale of investment in real estate	—	11,634
Deferred income taxes	3,125,700	(2,323,300)
Depreciation and amortization	136,876	178,830
Changes in assets and liabilities		
Receivables	15,181	(273,939)
Receivable from/payable to clearing organization	(4,827,452)	5,175,418
Trading and investment securities, net	(681,787)	1,811,224
Income taxes receivable/payable	809,100	(47,900)
Prepaid and deferred expenses	(259,799)	(168,988)
Accounts payable and accrued liabilities	1,401,872	(585,510)
Securities sold, not yet purchased	(41,792)	47,997
Net cash provided by operating activities	**121,176**	**265,312**
Cash flows from investing activities		
Additions to furniture and equipment	(87,645)	(92,040)
Proceeds from sale of investment in real estate	—	158,266
Net cash provided by (used in) investing activities	**(87,645)**	**66,226**
Cash flows from financing activities		
Proceeds from exercise of stock options and related tax benefit	90,055	35,500
Payments to retire common stock	(65,902)	(312,346)
Net cash provided by (used in) financing activities	**24,153**	**(276,846)**
Net increase in cash and cash equivalents	**57,684**	**54,692**
Cash and cash equivalents at beginning of year	97,630	42,938
Cash and cash equivalents at end of year	$ 155,314	$ 97,630
Cash paid during the year for		
Interest	$ 16,678	$ 7,910
Income taxes	$ 41,613	$ 2,219
Non-cash item		
Dividends declared	$ 312,481	$ —

The accompanying notes are an integral part of these statements.

Note A – Organization and Summary of Significant Accounting Policies

Paulson Capital Corp. (the Company) is a holding company whose wholly-owned subsidiary, Paulson Investment Company, Inc. (the Subsidiary), is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended. The Subsidiary provides broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Correspondent Services Corporation (CSC), a subsidiary of National Financial Services, LLC. The Subsidiary also acts as lead or participating selling group member for Nasdaq and American Stock Exchange securities offerings. The Subsidiary conducts business throughout the United States. The Subsidiary is exempt from the reserve requirements under SEC Rule 15c3-3 (k)(2)(ii), since it does not handle or carry customer securities or cash.

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Paulson Capital Corp. and its wholly-owned subsidiary, Paulson Investment Company, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Securities Transactions

Securities transactions and related revenue are recorded on a trade date basis. Underwriting revenues are recognized at the time the underwriting is completed. Revenue from the receipt of underwriter warrants received in corporate finance transactions is recognized based on the estimated fair value of the securities received. Underwriter warrants are valued at estimated fair value using the Black-Scholes option-pricing model, taking into account the exercise price, remaining life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant. Changes in the estimated fair value of these underwriter warrants are reflected currently in the results of operations. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The fair value of not readily marketable securities is estimated by management using available information including the following: quoted market prices of similar securities (i.e., unrestricted shares of the same company); price of recent known trades of the same or similar securities; the cost of the security if recently purchased adjusted for changes in the financial condition of the issuer; all other information available from review of available documents related to the issuer or discussions with management of the issuer. Changes in the value of these securities are reflected currently in the results of operations.

3. Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheet for cash, cash equivalents, notes and other receivables and payables approximate their respective fair values due to the short term nature of these instruments.

4. Furniture and Equipment

Depreciation of furniture and equipment is generally computed by the straight-line method over their estimated useful lives (5 years). Leasehold improvements are amortized over the lesser of their estimated useful life or the lives of their respective leases.

5. Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash due from banks and brokerage accounts, certificates of deposit and highly liquid debt instruments purchased with a maturity of three months or less.

6. Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Earnings Per Share

Basic earnings (loss) per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the year. Common equivalent shares from stock options are excluded from the computation when their effect is antidilutive. (Note I).

8. Income Taxes

The Company provides for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities as measured by the enacted tax rates which are expected to be in effect when these differences reverse. Income tax expense (benefit) is the current tax payable (recoverable) for the period and the change during the period in net deferred tax assets and liabilities.

9. Advertising

Advertising costs of are charged to expense when incurred. Advertising expenses for the year ended December 31, 2003, totaled $52,335.

10. Stock Options

The Company has a stock-based employee compensation plan. As allowed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to account for stock options for employees under APB No. 25, "Accounting from Stock Issued to Employees," and has adopted the disclosure only requirements of SFAS No. 123.

No stock-based employee compensation cost is reflected in net income in 2003, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation for the years ended December 31, 2003 and 2002. The fair value of each option grant during 2002, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividends; expected volatility of 68%; risk-free interest rate of 4.8% and expected life of 5 years. The assumptions used in the Black-Scholes option-pricing model to determine the fair value of each option grant during 2003, are as follows: annual expected dividend yield 1.23%; expected volatility 57.3%; risk-free interest rate of 3.49%; and expected life of 5 years.

	Year Ended December 31, 2003	Year Ended December 31, 2002
Net income (loss), as reported	$ 4,040,277	$ (7,011,154)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(154,700)	(130,000)
Pro forma net income (loss)	$ 3,885,577	$ (7,141,154)
Income (loss) per share:		
Basic - as reported	$ 1.30	$ (2.23)
Diluted – as reported	$ 1.29	$ (2.23)
Basic - pro forma	$ 1.25	$ (2.27)
Diluted - pro forma	$ 1.24	$ (2.27)

11. Reclassifications

Certain 2002 amounts have been reclassified to conform to the 2003 presentation.

Note B – Receivable from and Payable to Clearing Organization

The Subsidiary introduces all customer transactions in securities traded on U.S. securities markets to CSC on a fully-disclosed basis. The agreement between the Subsidiary and its clearing broker provides that the Subsidiary is obligated to assume any exposure related to nonperformance by customers or counterparties. The Subsidiary monitors clearance and settlement of all customer transactions on a daily basis.

The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions is directly affected by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Subsidiary. In the event of nonperformance, the Subsidiary may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss. Management does not anticipate nonperformance by customers and counterparties in the above situations.

In addition to the clearing services provided, CSC also lends money to the Subsidiary to finance its trading accounts.

Note C – Notes and Other Receivables

Notes and other receivables consist of the following at December 31, 2003:

Officers	$ 67,299
Employees	228,274
Independent brokers	28,385
Other	342,516
	$ 666,474

Employee and independent broker receivables relate principally to advances, expenses, inventory losses and settlements charged to the registered representatives of the Subsidiary in excess of commission earnings. For the years ended December 31, 2003 and 2002, receivables from employees and independent brokers of $367,796 and $95,369, respectively, were determined by management to be uncollectible and written off to bad debt expense.

Note D – Trading and Investment Securities

Trading securities and securities sold not yet purchased represent the market value of securities held long and short by the Subsidiary.

The categories of trading securities and their related market values at December 31, 2003 are as follows:

	Owned	Sold, Not Yet Purchased
Corporate equities	$ 1,288,139	$ 19,051
State and municipal obligations	186,510	—
	$ 1,474,649	$ 19,051

As a securities broker-dealer, the Subsidiary is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Subsidiary has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. This obligation is recorded in the financial statements at the market value of the related securities and will result in a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2003.

Investment securities held by the Subsidiary which are readily marketable are stated at market value. Included in investment securities are certain securities which are not readily marketable. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Subsidiary. At December 31, 2003 these securities consisted of corporate stocks and warrants at estimated fair value of approximately $2,230,000. A summary of the investment securities portfolio at December 31, 2003 follows:

Corporate equities	$ 16,934,574
Corporate warrants	653,880
	$ 17,588,454

Realized loss included in the determination of net earnings was $2,317,543 and $393,040 for the years ended December 31, 2003 and 2002, respectively.

Note E – Underwriter Warrants

The estimated fair value of warrants is determined by management using the Black-Scholes option-pricing model, taking into account the exercise price, remaining contractual life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant (see Note A2). The warrants generally have a five-year expiration date and vest immediately. The warrants are generally subject to a one-year restriction period in which the Company cannot exercise the warrants. The expected volatility factors were determined using historical volatility of the underlying stock if available and historical volatility of a peer group if volatility for the underlying stock is not available.

The following table summarized activity in underwriter warrants:

Estimated fair value at December 31, 2002	$ 2,714,000
Warrants received, net	2,968,565
Warrants expired	(532,533)
Unrealized appreciation in estimated value	1,160,968
Estimated fair value at December 31, 2003	$ 6,311,000

The net increase in the estimated fair value of the underwriter warrants is reflected currently in income. The fair value of the underwriter warrants received during 2003 of $4,249,407 is included in the Company's corporate finance revenues. Additionally, $1,280,842 was recognized as compensation expense related to the receipt of the warrants, resulting in net warrants received of $2,968,565. The amount of the underwriter warrants expired of $532,533, and the unrealized appreciation in the fair value of the underwriter warrants of $1,160,968 is included in investment income for 2003.

Note F – Furniture and Equipment

Furniture and equipment are stated at cost and consist of the following at December 31, 2003:

Office equipment	$ 1,514,502
Vehicles	65,619
	1,580,121
Less accumulated depreciation and amortization	1,371,794
	$ 208,327

Note G – Income Taxes

Income tax expense (benefit) consists of the following:

	2003	2002
Current tax expense (benefit)		
Federal	$ (868,670)	$ (1,341,968)
State and local	(153,294)	(233,929)
	(1,021,964)	(1,575,897)
Deferred tax expense (benefit)		
Federal	3,020,150	(2,446,926)
State and local	105,550	123,626
	3,125,700	(2,323,300)
	$ 2,103,736	$ (3,899,197)

Income tax expense (benefit) for each year varies from the amount computed by applying the statutory federal income tax rate to earnings (loss) before income taxes as follows:

	2003	2002
Income tax expense (benefit) at statutory federal tax rate	$ 2,089,000	$ (3,709,500)
State and local taxes net of federal benefit	368,000	(646,600)
Permanent and other differences	10,036	(11,597)
Change in valuation allowance on net deferred tax asset	(363,300)	468,500
	$ 2,103,736	$ (3,899,197)

The deferred income tax asset (liability) consists of the following at December 31, 2003:

Unrealized appreciation on securities	$ (3,596,700)
Accrued expenses	64,900
Net operating loss carryforwards and credits	502,900
Fixed asset depreciation	(500)
Contribution carryover	8,900
Valuation allowance	(105,200)
	$ (3,125,700)

The Company has recorded a valuation allowance in the amount of $105,200 based upon management's assessment that it is more likely than not that the net deferred tax asset will not be fully realized. Management will continue to review the net deferred tax asset and may adjust the valuation allowance in future periods based upon their assessment.

The state net operating loss carryforwards of approximately $7.5 million begin to expire in 2004.

Note H – Common Stock

The Company's 1999 Stock Option Plan reserves 500,000 shares of the Company's common stock for issuance upon exercise of options granted under the plan. At December 31, 2003, 260,500 options were available for grant. The Plan provides for the grant of incentive options and nonqualified options. The options granted during 2003 have an exercise price of $8.10 and $8.91, vest immediately, and expire on November 9, 2008. The market price of the Company's stock at the date of the grant in 2003 was $8.10. The options granted during 2002 have an exercise price of $7.01 and $7.71, vest immediately, and expire on March 18, 2007. The market price of the Company's stock at the date of grant in 2002 was $7.01. The weighted average fair value of the options at the date of grant in 2003, as calculated using the Black-Scholes option-pricing model, was $3.82 per share.

The following table presents the options granted under the plan during 2003:

	Number of Shares	Weighted Average Fair Value	Weighted Average Exercise Price
Options whose exercise price equals the market price of the stock on the grant date	50,000	$ 3.8687	$ 8.10
Options whose exercise price exceeds the market value of the stock on the grant date	17,500	3.6800	8.91

The following table presents the options granted under the plan during 2002:

	Number of Shares	Weighted Average Fair Value	Weighted Average Exercise Price
Options whose exercise price equals the market price of the stock on the grant date	48,000	$ 4.26	$ 7.01
Options whose exercise price exceeds the market value of the stock on the grant date	3,000	4.12	7.71

The following table summarizes activity under the Plan for the years ended December 31, 2003 and 2002:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance at December 31, 2001	101,000	$ 4.44	2.625 years
Granted	51,000	7.05	
Exercised	(8,000)	4.44	
Canceled	(3,000)	7.01	
Balance at December 31, 2002	141,000	5.33	2.469 years
Granted	67,500	8.31	
Exercised	(14,000)	4.44	
Canceled	—		
Balance at December 31, 2003	194,500	6.43	2.735 years

All outstanding options at December 31, 2003 and 2002 were exercisable.

As of December 31, 2003, outstanding stock options consist of the following:

Exercise Price Range Options		Options	Weighted Average	Remaining Life
$ 4.44		79,000	$ 4.44	0.6247
7.01 – 7.71		48,000	7.05	3.2137
8.10 – 8.91		67,500	8.31	4.8630
	Total	194,500		

Note I – Earnings Per Share

The following table is a reconciliation of the numerators and denominators of the basic and diluted per share computations for each of the two years in the period ended December 31, 2003

	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
2002			
Basic and diluted loss per share			
Loss available to common stockholders	$ (7,011,154)	3,141,294	$ (2.23)
2003			
Basic earnings per share			
Income available to common stockholders	$ 4,040,277	3,116,786	1.30
Effect of dilutive securities			
Stock options	—	14,819	
Diluted earnings per share			
Earnings available to common stockholders	$ 4,040,277	3,131,605	$ 1.29

Note J – Leases

Future minimum payments required under non-cancelable operating leases with remaining terms of one year or more consist of the following:

Year ending December 31,	
2004	$ 344,923
2005	353,838
2006	334,152
2007	349,146
Thereafter	509,796
	$ 1,891,855

The leases provide for payment of taxes and other expenses by the Company. Rental expense for the years ended December 31,2003 and 2002 approximated $494,383 and $372,000, respectively.

Note K – Employee Benefit Plans

Retirement benefits for employees of the Company, who have completed certain service requirements, are provided by a defined contribution profit-sharing plan. Plan contributions are determined by the Board of Directors. Contributions to the plan for the years ended December 31, 2003 and 2002 were $150,000 and $0, respectively.

Note L – Contingencies

The Company and its Subsidiary have been named by individuals in certain legal actions, some of which allege state and federal securities law violations and claim compensatory and punitive damages. As preliminary hearings and discovery in these cases is not complete, it is not possible to assess the degree of liability, the probability of an unfavorable outcome or the impact on the Company's financial statements, if any. Management believes it has meritorious defenses in these legal actions and is vigorously defending itself. No provision for liability, if any, that may result from the above contingencies has been made in the financial statements.

Note M – Net Capital Requirement

The Subsidiary is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Subsidiary from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2003, the Subsidiary's net capital and required net capital were $14,338,359 and $167,540, respectively, and its ratio of aggregate indebtedness to net capital was .18 to 1. The Subsidiary's absolute minimum net capital requirement is $100,000. Trading and investment securities represent potentially volatile components of net capital.

Note N – Concentration of Risk

Approximately $9,395,936 or 49.6 percent of the Company's trading and investment securities are invested in the common stock of two companies.

Supplementary Schedule of Warrants Owned

December 31, 2003

Description	Number of Warrants	Exercise Price Per Share/Unit	Expiration Date
AdStar, Inc. (units) ERC*12-17-00	60,500	$ 7.20	2004, 12/16
AdStar, Inc. ERC 9-25-01	149,000	$ 1.80	2005, 09/25
Adstar, Inc. ERC 1-17-02	22,137	$ 0.75	2007, 01/16
Adstar, Inc. ERC 03-31-04	78,705	$ 1.87	2009, 03/31
AVI Biopharma, Inc. ERC 7-26-01	151,014	$ 8.70	2005, 07/26
Beta Oil & Gas, Inc. ERC 7-30-00	9,300	$ 7.50	2004, 07/30
Beta Oil & Gas, Inc. #2 ERC 6-29-01	1,850	$ 9.25	2006, 06/29
Careside, Inc. (units) ERC 06-15-00	92,650	$ 9.00	2004, 06/15
Creative Products Intl. ERC 7-01-01	30,000	$ 1.50	2006, 06/30
Dag Media, Inc. ERC 05-12-00	90,562	$ 7.80	2004, 05/12
GMX Resources (units) ERC 2-12-01	76,475	$ 9.60	2006, 02/12
GMX Resources #2 ERC 7-18-02	126,650	$ 6.60	2006, 07/18
Imageware Systems, Inc. (units) ERC 3-30-01	106,323	$ 9.60	2005, 03/30
Medinex Systems, Inc. ERC 1-31-02	169,050	$ 0.23	2005, 01/31
microHelix, Inc. (units) ERC 11-16-02	127,462	$ 7.20	2006, 11/16
Pacific Mercantile Bancorp ERC 6-15-01	158,350	$ 9.60	2005, 06/14
Pacific Mercantile Bancorp ERC 12-08-04	136,118	$ 11.10	2008, 12/08
Path 1 Network Technologies (units) ERC 7-31-04	87,292	$ 12.96	2008, 07/30
Q Comm International, Inc. (units) ERC 6-25-04	61,552	$ 15.60	2008, 06/24
3D shopping.com (units) ERC 07-20-00	73,466	$ 14.40	2004, 07/20

* *Date exercisable*

Overview

Substantially all of our business consists of the securities brokerage and investment banking activities of our wholly owned subsidiary, Paulson Investment Company, Inc., or PIC. PIC has operations in four principal categories, all of them in the financial services industry. These categories are:

- securities brokerage activities for which PIC earns commission revenues;
- corporate finance revenues consisting principally of underwriting discounts and underwriter warrants;
- securities trading from which PIC records profit or loss, depending on trading results; and
- investment income resulting from earnings on, and increases or decreases in the value of, PIC's investment portfolio.

Because we operate in the financial services industry, our revenues and earnings are substantially affected by general conditions in financial markets. In our securities brokerage and corporate finance business, the amount of our revenues depends on levels of market activity requiring the services we provide. Our investment banking activity, which consists primarily of acting as the managing underwriter of initial and follow-on public offerings for smaller companies, is similarly affected by the strength of the market for new equity offerings, which has historically experienced substantial cyclical fluctuation. Although we attempt to match operating costs with activity levels, many of our expenses are either fixed or difficult to change on short notice. Accordingly, fluctuations in brokerage and investment banking revenues tend to result in sharper fluctuations, on a percentage basis, in net income or loss.

Our investment income or loss and, to a lesser extent, our trading income or loss is affected by changes in market valuation of securities generally and, in particular, by changes in valuation of the equity securities of microcap companies in which our investments and trading activities tend to be concentrated. Equity markets in general, and microcap equity markets in particular, have always experienced significant volatility and this volatility has, in recent years, been extreme. The results of this volatility on the value of our investment portfolio and securities held in connection with our trading and investment activities include large quarterly fluctuations in income or loss from these operations and substantial increases or decreases in our net worth as our securities holdings are marked to market.

A substantial portion of our investment banking business consists of acting as managing underwriter of initial and follow-on public offerings for microcap companies. As a part of our compensation for this activity, we typically receive warrants exercisable to purchase securities identical to those that we offer and sell to the public. The warrants are not exercisable for the first year after the offering in which they are earned and are thereafter exercisable for four years, after which they expire. The exercise price is typically 120% of the price at which the securities are initially sold to the public. Accordingly, unless there is at least a 20% increase in the price of these securities at some time more than one and less than five years after the offering, the warrants will remain "under water" and will ultimately expire unexercised.

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing our consolidated financial statements, we must make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results are likely to differ from these estimates under different assumptions and conditions.

The critical accounting policies described below include those that reflect significant judgments and uncertainties, which potentially could produce materially different results under different assumptions and conditions. We believe our critical accounting policies are limited to those described below.

Use of Estimates. We are required to estimate the value of all derivative securities that we hold at the date of any financial statements and to include that value, and changes in such value, in those financial statements. Accordingly, the aggregate estimated value of our warrants as of the date of any balance sheet is recorded as an asset on that balance sheet. When a new warrant is received as a result of our investment banking activity, its estimated value is included in corporate finance revenue on the date on which it is earned. Subsequently, any change in estimated value is recorded as investment income or loss. When a warrant is exercised, the book value is adjusted to reflect the value of the securities purchased, net of the exercise price, and the adjustment amount is recorded as income or loss for the relevant period. If the warrant expires unexercised, the book value is adjusted to zero and the decrease is recorded as a loss in the relevant period.

We estimate the value of our underwriter warrants using the Black-Scholes Option Pricing Model. The Black-Scholes model requires us to use historical price data combined with various assumptions and judgments as inputs for the model. The most influential factor in this model is price volatility, which we calculate for each company's warrants based on each company's own historical stock price movements as well as an index of historical prices for comparable companies. When we initially receive a new underwriter warrant from an initial public offering, its calculated volatility factor is entirely based on the volatility of an index of comparable companies, since there is no price history for a new publicly traded company. As each underwriter warrant approaches its expiration date, its volatility factor is derived primarily from the historical prices of its underlying common stock. We cannot assure you that we will ultimately be able to exercise any of our warrants in a way that will realize the value that we attribute to them in our financial statements based on this model.

In addition to our underwriter warrants, we hold other securities, some of which have very limited liquidity and some of which do not have a readily ascertainable market value. According to Generally Accepted Accounting Principles, we are required to carry these securities at estimated fair value.

As a result of the factors described above, our revenues and earnings are subject to substantial fluctuation from period to period based on circumstances, many of which are beyond our control. An increase in financial market activity generally, and/or an increase in equity valuations generally, will normally result in increases in our revenues, earnings and net worth as our activity levels and the value of our investment portfolio increase. Conversely, a general market retrenchment will typically lead to decreased revenues, earnings and net worth as a result both of decreased activity and the need to adjust high investment portfolio values to lower levels. Accordingly, results for any historical period are not necessarily indicative of similar results for any future period.

Results of Operations

PIC's revenues and operating results are influenced by fluctuations in the equity underwriting markets as well as general economic and market conditions, particularly conditions in the over-the-counter market, where PIC's investment account, trading inventory positions and underwriter warrants are heavily concentrated. Significant fluctuations can occur in PIC's revenues and operating results from one period to another. PIC's results of operations depend upon many factors, such as the number of companies that are seeking public financing, the quality and financial condition of those companies, market conditions in general, the performance of previous PIC underwritings and interest in certain industries by investors. As a result, revenues and income derived from these activities may vary significantly from year to year. In the tables below, "Corporate Finance" revenues are a function of total proceeds from offerings done during the period, compensation per offering, and the fair value of underwriter warrants received. "Investment Income" includes realized gains from the exercise of underwriter warrants, gains and losses from the sales of investment securities, and unrealized gains and losses from underwriter warrants and other investment securities. "Trading Income" is the net gain or loss from trading positions before commissions paid to the representatives in the trading department.

Summary of Changes in Major Categories
of Revenues and Expense

	Dollar Change	Percent Change	2003	vs. 2002
Revenues:				
Sales Commissions	$ 8,998,498	118.4	$ 16,597,119	$ 7,598,621
Corporate Finance	6,679,487	5,482.0	6,801,330	121,843
Investment Income	9,919,240	NA	3,359,973	(6,559,267)
Trading Income	1,448,853	NA	1,245,018	(203,835)
Other	(8,304)	(13.0)	55,719	64,023
Total	$ 27,037,774	2,647.2	$ 28,059,159	$ 1,021,385
Expenses:				
Commissions and Salaries	8,763,475	106.9	16,959,056	8,195,581
Underwriting Expenses	336,083	174.8	528,397	192,314
Rent, Telephone & Quotes	196,092	20.4	1,156,402	960,310
Other	687,760	26.6	3,271,291	2,583,531
Total	$ 9,983,410	83.7	$ 21,915,146	$ 11,931,736
Pretax Income (Loss)	$ 17,054,364	NA	$ 6,144,013	$ (10,910,351)

2003 Compared to 2002

Total revenues for 2003 increased by 2,647.2 percent from 2002, to $28,059,159 from $1,021,385. As shown in the table above, sales commissions rose $8,998,498, or 118.4 percent, to $16,597,119 in 2003 from $7,598,621 in 2002. This increase resulted primarily from the increased trading activity in 2003 relative to 2002. The Nasdaq Composite Index was up 50 percent in 2003, to 2003.37 at December 31, 2003 from 1335.51 at year-end 2002. PIC's focus is on very small capitalization issues, especially those tied to PIC's corporate finance clients.

Corporate finance revenues increased 5,482 percent, to $6,801,330, in 2003 compared to $121,843 in 2002. Corporate finance revenues increased as a result of three transactions completed in 2003 compared with no transactions completed in 2002, and the receipt of underwriter warrants as compensation for the Company's underwriting efforts. The 2003 corporate finance transactions raised a total of $66 million for corporate finance clients. In addition, during 2003, the Company received underwriter warrants valued using the Black-Scholes option-pricing model, resulting in unrealized revenue of $2,968,565 (net of $1,280,842 compensation expense) at the time of receipt. Because the Company had no corporate finance transactions in 2002, there were no underwriter warrants received during that year.

Investment income increased $9,919,240, from a loss of $6,559,267 in 2002 to a profit of $3,359,973 in 2003. Investment income consists of (1) the unrealized and realized appreciation and depreciation of securities held based on quoted market prices, (2) the unrealized and realized appreciation and depreciation of securities held that are not readily marketable, based upon the Company's estimate of their fair value, and (3) the unrealized appreciation and depreciation of underwriter warrants held by the Company. The unrealized appreciation of underwriter warrants (net of warrant expiration) increased $628,435 during 2003. The unrealized depreciation of securities not readily marketable totaled $75,200 during 2003. The remainder of the net change is the result of the unrealized and realized appreciation of securities with quoted market prices.

Trading income increased $1,448,853 to a gain of $1,245,018 in 2003 from a loss of $203,835 in 2002. This increase was primarily due to increased trading activity in securities generally as well as in the securities of PIC's corporate finance clients, resulting from robust activity in the stock market. Generally, favorable market conditions result in increased revenues for PIC.

Liquidity and Capital Resources

Conducting business as a dealer in securities requires that a substantial inventory of securities be maintained and that a large amount of liquid assets be readily available. PIC is also required to maintain net capital as described in "Description of Business — Net Capital Requirements" above. PIC's equity at December 31, 2003 was $28,408,778. Of PIC's total assets (net of intercompany accounts) at December 31, 2003 of $34,683,220, approximately 72.8 percent consisted of securities in PIC's investment account, trading inventory and underwriter warrant securities, at fair value, and approximately 21.1 percent consisted of cash, certificates of deposit and receivables from its correspondent broker.

PIC's securities inventory is stated at fair value. The liquidity of the market for many of PIC's securities holdings, however, varies with trends in the stock market. Since many of the securities held by PIC are thinly traded, and PIC is in many cases a primary market maker in the issues held, any significant sales of PIC's positions could adversely affect the liquidity and prices of the issues held. In general, falling prices in OTC securities (which make up most of PIC's trading positions) lead to decreased liquidity in the market for these issues, while rising prices in OTC issues tend to increase the liquidity of the market for these securities. The overall decline in prices for the very small capitalization OTC securities traded by PIC in 2002, 2001, and 2000 were combined with a general reduction in the liquidity of the markets for these securities. This situation was the reverse of 2003 and 1999, when increases in prices of OTC securities increased the liquidity of the markets for these securities. PIC's investment account and trading inventory accounts are stated at fair value. They include shares of restricted stock held by PIC, with an original cost of $1,552,575, currently valued at $2,230,000, which the Company believes, based upon available evidence, approximates market value.

PIC borrows money from CSC in the ordinary course of its business, pursuant to an arrangement under which CSC agrees to finance PIC's trading accounts in an amount determined by the size of those accounts and the type of securities held, with interest charged at prevailing margin rates. As of December 31, 2003, no net loans were owed by PIC to CSC pursuant to this arrangement. PIC and the Company are generally able to meet their compensation and other obligations out of current liquid assets.

Another source of capital to PIC and the Company has been the underwriter warrants issued to PIC in connection with its corporate finance activities. The recorded value of our underwriter warrants is typically not readily realizable, either because the warrants are not currently exercisable or because their exercise price is more than the price that we could realize if we exercised the warrants and sold the underlying securities. There is no public market for our underwriter warrants and the warrants themselves are transferable only under very limited circumstances. Accordingly, their value cannot be realized by selling the warrants themselves. Underwriter warrants exercisable to purchase securities having a value in excess of the exercise price are liquid, subject to restrictions on liquidity applicable to OTC securities generally. The securities issuable on exercise of our underwriter warrants are registered under the Securities Act of 1933, as amended, and, in some cases, may also be resold under an exemption from registration. Accordingly, there is no legal impediment to liquidity with respect to these securities, except during the first year following a company's public offering. At December 31, 2003, PIC owned 20 underwriter warrants (from 14 different issuers), of which 16 were currently exercisable; four had an exercise price below the current market price of the securities receivable on exercise. If we had exercised the "in-the-money" warrants and sold the underlying securities on December 31, 2003, we would have received $78,787 in gross proceeds. As of December 31, 2003, the computed value of our underwriter warrants, based on the

Black-Scholes Option Pricing Model, was $6.3 million, a significant increase from the computed value of $2.7 million at year-end 2002. There is little or no direct relationship between the intrinsic value of PIC's underwriter warrants at the end of any given period and the fair value calculated using the Black-Scholes Option Pricing Model, as described more fully in "Critical Accounting Policies" above.

In 2003, $121,176 of net cash was provided by operating activities. The major adjustments to reconcile this result to the Company's net income include the following items that provided cash to operating activities: noncash compensation associated with underwriter warrants of $1,280,842; deferred income taxes of $3,125,700; and an increase in accounts payable and accrued liabilities of $1,401,872. The following items resulted in a use of cash for operating activities: an increase in receivable/payable from clearing organization of $4,827,452, and the receipt of underwriter warrants of $4,249,407. Net cash used in invested investing activities in 2003 is additions to furniture and equipment of $87,645. Net cash provided by financing activities in 2003 totaled $24,153, resulting from proceeds from the exercise of stock options and related tax benefit of $90,055, offset by payments to retire common stock of $65,902.
As a securities broker-dealer, the Company's wholly owned subsidiary, PIC, is required by SEC regulations to meet certain liquidity and capital standards. In the unlikely event that PIC was unable to meet these regulatory standards, it would be unable to pay dividends to the Company. Since PIC is the Company's only operating business, such a failure could have a material adverse effect on the Company.
At December 31, 2003, the Company had no material commitments for capital expenditures.

In general, the primary sources of PIC's, and therefore the Company's, liquidity, includes PIC's trading positions, borrowings on those positions and profits realized upon the exercise of underwriter warrants. All of these sources depend in large part on the trend in the general markets for OTC securities. Rising OTC price levels will tend to increase the value and liquidity of PIC's trading positions, the amount that can be borrowed from CSC based upon those positions, and the value of PIC's underwriter warrants. The Company believes its liquidity is sufficient to meet its needs for both the short and long term horizon. The Company's liquidity could be affected by protracted unfavorable market conditions.

Inflation

Because PIC's assets are primarily liquid, they are not significantly affected by inflation. The rate of inflation affects PIC's expenses, such as employee compensation, office leasing and communications costs. These costs may not readily be recovered in the price of services offered by the Company. To the extent inflation results in rising interest rates and has other adverse effects in the securities markets and the value of securites held in inventory or PIC's investment account, it may adversely affect the Company's financial position and results of operations.

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock trades in the over-the-counter market. The Company's stock is quoted on the Nasdaq SmallCap Market under the symbol "PLCC," but it is not actively traded. The following are high and low sales prices for the common stock for the periods shown.

	2003 Prices		2002 Prices	
	High	Low	High	Low
1st Quarter	$ 5.21	$ 4.22	$ 8.00	$ 6.60
2nd Quarter	5.04	4.02	8.23	6.02
3rd Quarter	6.61	4.15	6.61	4.94
4th Quarter	10.47	5.83	5.12	4.61

The closing high and low prices for the first quarter of 2004, through March 22, 2004, were $15.30 and $9.85, respectively.

As of March 5, 2004, there were 3,185,311 shares of the Company's common stock outstanding and held of record by 111 holders. The number of record holders includes as single holders various institutions (such as brokerage firms) that hold shares in "street name" for multiple shareholders. Based on the number of requests for the Company's proxy materials for its 2003 annual meeting, the Company believes there are approximately 379 beneficial holders of its common stock. The Company repurchased 15,000 shares of common stock during 2003. Additional shares of common stock may be repurchased from time to time in the future.

The Company declared a $0.10 per share dividend on its common stock in December 2003, payable in January 2004. No dividend was declared during fiscal year 2002. Net capital requirements may limit the ability of PIC to pay future dividends to the Company, which would affect the Company's ability to pay dividends to its shareholders.

The following table provides certain information about the Company's equity compensation plans in effect as of the end of fiscal year 2003.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column(a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders(1)	194,500	$ 6.43	260,500
Equity Compensation Plans Not Approved by Shareholders	—	—	—
Total	194,500	$ 6.43	260,500

(1) Consists of the Company's 1999 Stock Option Plan.

Directors and Executive Officers of the Company

Directors of the Company are elected for a term of one year and until their successors are elected and qualify. Executive officers are appointed by the board of directors and do not have fixed terms of office. The board of directors and executive officers as of December 31, 2003 are set forth below. The year each person became a director follows his or her name.

	Positions with Company	Principal Occupations During Past Five Years
Chester L.F. Paulson, 67 (1970)	President and Director	Director of Corporate Finance of PIC (President of PIC until 7/92)
Jacqueline M. Paulson, 64 (1976)	Secretary-Treasurer and Director	Secretary-Treasurer of PIC (Chief Executive Officer of PIC from 7/92 – 8/93)
Glen Davis, 48 (1999)	Director	President of PIC since 2/98 (Senior Vice President of PIC until 2/98)
Steve Kleemann, 63 (2001)	Director	Private Investor
Dr. Shannon Pratt, 70 (1998)	Director	Managing Director, Founder of Willamette Management Associates, a business valuation firm
Paul F. Shoen, 47 (1998)	Director	Chairman of the Board and Founder of Panetechnicon Aviation Ltd. and Private Investor

Chester L.F. Paulson and Jacqueline M. Paulson are husband and wife.



Paulson offices around the United States

Paulson Capital Corp.

811 SW Naito Parkway, Suite 200
Portland, Oregon 97204
(503) 243-6000

www.paulsoninvestment.com